iSpecimen Inc.

8 Cabot Road, Suite 1800

Mt Woburn, WA 08101

July 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	iSpecimen Inc. Request for Acceleration
Registration Statement on Form S-1
File No. 333-286958

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), iSpecimen Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-286958), as amended (the “Registration Statement”), be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, July 23, 2025, or as soon thereafter as possible.

In making this acceleration request, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP, by calling Ross D. Carmel, Esq. at (646) 838-1310. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Ross D. Carmel, Esq., by email at rcarmel@srfc.law.

If you have any questions regarding this request, please contact Ross D. Carmel, Esq. a Sichenzia Ross Ference Carmel LLP at (646) 838-1310.

Very truly yours,

By:	/s/ Robert Bradley Lim
Name:	Robert Bradley Lim
Title:	Chief Executive Officer

cc:	Ross D. Carmel, Esq., Sichenzia Ross Ference Carmel LLP